UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM         TO

COMMISSION FILE NUMBER 1-13455

A. Full Title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.

25025 Interstate 45 North, Suite 600

The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedules

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	Page 11
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	Page 12
Schedule H, Line 4(j) - Schedule of Reportable Transactions	Page 13

Report of Independent Registered Public Accounting Firm

Administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan’s Financial Statements does not disclose the historical cost or the related gain/loss of nonparticipant directed sales transactions. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/Ernst & Young LLP

Houston, Texas

June 21, 2006

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
Cash	$–	$595
Receivables:
Employer contributions	3,364	4,401
Participant contributions	7,253	17,015
Accrued income	171	23,393
Trades pending settlement	–	–
Total receivables	10,788	44,809

Investments, at fair value	45,258,479	34,655,029
Total assets	45,269,267	34,700,433

LIABILITIES
Excess contributions refund payable	–	27,737
Administrative expenses payable	–	4,575
Trades pending settlement	–	28,028

Total liabilities	–	60,340

Net assets available for benefits	$45,269,267	$34,640,093

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Employer contributions	$1,149,256
Participant contributions	3,793,764
Rollover contributions	74,746
Interest and dividends	982,671
Net appreciation in fair value of investments	7,173,643
Total additions	13,174,080

Deductions:
Benefits paid to participants	3,273,854
Administrative expenses	27,565
Total deductions	3,301,419

Other changes in plan assets:
Transfer from qualified plans	756,513
Net Increase	10,629,174

Net assets available for benefits:
Beginning of year	34,640,093
End of year	$45,269,267

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which consists of certain officers of the Company. Effective December 1, 2005, the Company appointed T. Rowe Price Trust Company (the Trustee) as Trustee of the Plan, transferring all Plan assets and such duties from the previous trustee, ABN AMRO Trust Services Company, a subsidiary of Principal Financial Group. In connection with such action, effective December 1, 2005 the Plan was amended to adopt the Prototype 401(k) Retirement Plan sponsored by T. Rowe Price Trust Company.

Eligibility

Prior to December 1, 2005, all employees (other than nonresident aliens) of the Company and its subsidiaries who had attained age 18 were eligible to participate in the Plan beginning on the first day of any calendar quarter following six months of service. Effective December 1, 2005 employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors.

Contributions

The maximum elective contribution limit is 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. Employees have the option to elect a 0% salary deferral or to change their salary deferral in accordance with the Plan.

Under the Plan, the Company may contribute an amount equal to a specified matching percentage of the participant’s contribution. During 2005, the Company matched 50% of each participant’s contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2005 Plan year.

Effective December 1, 2005, participants have the right to direct the investment of their contributions, including the Company’s matching contributions, into any of the investment funds offered by the Plan. Prior to December 1, 2005, the Company’s matching contributions were made in the TETRA Stock Fund. On or after January 1, of each year, any participant who had become fully vested in their employer matching contribution account during the prior year, at the participant’s direction, was allowed to re-direct their investment in the TETRA Stock Fund from the matching contribution account to any other fund option offered by the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous services. Participants are 25% vested after two years of service and vest an additional 25% each year, becoming 100% vested after five years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments

Upon separation from service for any reason other than death, disability, or normal retirement, a participant’s vested balance is immediately payable in a lump sum or installments. Upon a participant’s death, disability, or normal retirement, the entire balance in the participant’s account is payable to the participant or, in the case of death, to the participant’s named beneficiary, in a lump sum or installments. Under the Plan, amounts which are forfeited due to termination of employment reduce the Company’s matching contributions. Cumulative forfeitures relating to prior period activity and available to be applied against future employer contributions were approximately $165,000 and $228,000 as of December 31, 2005 and 2004, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

Merger with Compressco Plan

Effective January 1, 2005, the Company entered into a merger agreement (the Plan Merger Agreement) with Compressco, Inc. (Compressco, a wholly owned subsidiary of the Company) whereby the Compressco, Inc. 401(k) Plan (the Compressco Plan) was merged into the Plan. As a result of the Plan Merger Agreement, net assets of approximately $756,000 were transferred into the Plan on January 3, 2005 and the participants in the Compressco Plan became participants in the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices on the last business day of the Plan year. The fair value of the investments in common collective trust funds is valued by the issuer based on the fair value of the underlying investment contracts. Participant loans and short term investments are stated at cost, which approximates fair value.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2005 or 2004 are as follows:

	December 31,
	2005	2004

TETRA Technologies, Inc. common stock	$16,809,134	$9,720,824	*
TRP Stable Value Fund	4,852,810	–
Dodge & Cox Balanced Fund	3,865,160	2,434,772
TRP Equity Income	3,640,851	–
TRP Growth Stock Fund	3,146,327	–
American EuroPacific Growth Fund	2,588,390	1,810,261
ABN AMRO Income Plus Fund	–	4,081,832
Scudder Flag Investors Equity Partners Income Fund	–	3,358,596
ABN AMRO/Montag & Caldwell Growth Fund	–	2,853,146
PIMCO Total Return Fund	1,940,733	1,918,972
Artisan Mid Cap Growth Fund	1,945,359	1,887,088

* Includes both participant and non participant directed investments.

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common collective trust funds	$147,305
Mutual funds	617,664
Common stock	6,408,674
$7,173,643

The plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4. Nonparticipant Directed Investments

Prior to December 1, 2005, the TETRA Stock Fund included both participant and nonparticipant directed amounts which could not be separately determined. Therefore, for purposes of this disclosure, the TETRA Stock Fund is deemed nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the TETRA Stock Fund is as follows::

December 31,
2004
TETRA Technologies, Inc. common stock	$9,720,824
Employer contribution receivable	2,088
Accrued income	259
ABN AMRO Money Market Fund	143,174
Due to broker	(28,326)
$9,838,019

Year Ended
December 31, 2005
Changes in net assets:
Employer contributions	$1,124,526
Participant contributions	363,016
Interest	5,388
Net appreciation in fair value of investments	6,408,674
Benefits paid to participants	(1,128,097)
Administrative expenses	(5,813)
Interfund transfers	358,502
$7,126,196

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002 stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

Supplemental Schedules

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 74-2148293 PN: 001

Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$9,355,880	$9,355,880

*Interest of $17,883.87 was repaid to the Plan on March 10, 2005 for remittances considered late by the Department of Labor for various pay periods from 2001 - 2004.

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-2148293 PN: 001

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Cost	Current Value
*	T. Rowe Price Retirement Plan Services, Inc.	Equity Income Fund	**	$3,640,851

*	T. Rowe Price Retirement Plan Services, Inc.	TRP Growth Stock Fund	**	3,146,327

	PIMCO	Total Return Fund	**	1,940,733

*	T. Rowe Price Retirement Plan Services, Inc.	TRP Stable Value Fund	**	4,852,810

	American Funds	EuroPacific Growth Fund	**	2,588,390

	Dodge & Cox	Balanced Fund	**	3,865,160

	Lord Abbett	Mid Cap Value A Fund	**	1,290,260

	Dreyfus	Mid Cap Index Fund	**	653,407

	Artisan Funds	Mid Cap Growth Fund	**	1,945,359

	Royce	Total Return Investment Fund	**	931,716

	Century Investments	Small Cap Select Institutional Fund	**	1,349,284

*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	**	16,809,134

*	T. Rowe Price Retirement Plan Services, Inc.	Prime Reserve Fund	**	151,630

*	Participant loans	Loans with various maturities and interest rates ranging from 4.75% to 10.5% per annum	**	2,093,418
				$45,258,479

* Party-in-interest

** Participant directed amounts are not required to be disclosed

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(j) – Schedule of Reportable Transactions

EIN: 74-2148293 PN: 001

Year Ended December 31, 2005

Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

TETRA Technologies, Inc.
TETRA Technologies, Inc. common stock
Purchases	$4,739,463	$–	$4,739,463	$4,739,463	$–
Sales	–	3,955,263	(A)	3,955,263	(A)

ABN AMRO Trust Services Co.
ABN AMRO/Chicago Capital Money Market Fund
Purchases	$5,893,069	$–	$5,893,069	$5,893,069	$–
Sales	–	6,036,243	6,036,243	6,036,243	–

Note: Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.

(A) Cost and net gain or loss is not available.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, as administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)

Retirement Plan

By: /s/Geoffrey M. Hertel

Geoffrey M. Hertel

President & Chief Executive Officer

TETRA Technologies, Inc.

Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm